K&L GATES LLP

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November 20, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Hecla Mining Company
Registration Statement on Form S-4
Filed October 28, 2013
Amendment No. 1 to Registration Statement on Form S-4
Filed November 20, 2013
File Nos. 333-191935 and 333-191935-01 to 333-191935-11

Dear Mr. Reynolds:

This letter sets forth the response of Hecla Mining Company (the “Company”) and its guarantor subsidiaries (each an additional registrant and, collectively with the Company, the “Registrants”), to the comments by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), in its letter dated November 14, 2013, which pertain to the Registration Statement on Form S-4 filed by Registrants with the Commission on October 28, 2013 (as amended, the “Registration Statement”).

Through EDGAR, the Registrants are concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we are enclosing with this response letter a marked copy of the Registration Statement as amended by Amendment No. 1.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Registrants’ response.

General

1.	We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comment, the Registrants are providing the Staff with a supplemental letter stating that they are registering the exchange offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 12, 1993). The Registrants are filing the requested supplemental letter as correspondence concurrently with the filing of Amendment No. 1, which is being filed on the date hereof.

November 20, 2013

Prospectus Cover

2.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day, and revise the disclosure as appropriate. See Rule 14d-1(g)(3).

In response to the Staff’s comment, the Registrants confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a), with the 5:00 p.m. expiration time falling on a day that is at least the twenty-first business day from the date of commencement. The Registrants further confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the appropriate provisions of Rule 424. The Registrants further confirm, as indicated above, that the offer will be open at least through midnight on the twentieth business day from the date of commencement.

Forward Looking Statements, page ii

3.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Based upon the Staff’s comment, the Registrants have revised the disclosure to state explicitly that the safe harbor protections provided by the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the offer. Please see page ii of Amendment No. 1 to the Registration Statement.

Undertakings, page II-3

4.	Please provide the undertakings required by Items 512(a)(5)(ii) and (a)(6) of Regulation S-K.

The Registrants have added the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K in Part II of the Registration Statement.

The Registrants acknowledge that Registrants, their management and all other persons who are responsible for the filing recognize that they are responsible for the accuracy and adequacy of the disclosures in the filing and for ensuring that the filing contains all information that the Securities Act and all applicable Securities Act rules require.

November 20, 2013

In addition, the Registrants acknowledge in connection with any request for the acceleration of the effective date of the Registration Statement that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Registrants’ responses or Amendment No. 1 to the undersigned at (312) 807-4321.

Very truly yours,

K&L Gates, LLP

By:	/s/ J. Craig Walker
Name: J. Craig Walker

cc:	Ron Alper, Securities and Exchange Commission
David C. Sienko, Hecla Mining Company